UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

NIMBLE STORAGE, INC.

(Name of Subject Company)

NEBRASKA MERGER SUB, INC.

(Offeror)

HEWLETT PACKARD ENTERPRISE COMPANY

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

John Schultz, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Hewlett Packard Enterprise Company

3000 Hanover Street

Palo Alto, California 94304

(650) 687-5817

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew R. Brownstein, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,249,940,209.12	$144,868.07

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 91,930,574 shares of common stock, par value $0.001 per share (the “Shares”), of Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), outstanding (including 14,533 Shares subject to outstanding restricted stock awards) multiplied by the offer price of $12.50 per Share, (ii) 6,511,236 Shares issuable pursuant to outstanding Nimble Storage stock options with an exercise price less than the offer price of $12.50 per Share, multiplied by $9.17, which is the offer price of $12.50 per Share minus the weighted average exercise price for such options of $3.33 per Share, (iii) 1,500,000 Shares issuable pursuant to outstanding unvested service-based restricted stock units, which is an estimate of the maximum number of restricted stock units expected to vest after March 10, 2017 and prior to the consummation of the offer, multiplied by the offer price of $12.50 per Share and (iv) 1,788,000 Shares, which is the maximum number of Shares issuable pursuant to outstanding repurchase rights under the Employee Stock Purchase Plan, multiplied by the offer price of $12.50 per Share. The calculation of the filing fee is based on information provided by Nimble Storage as of March 10, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$144,868.07	Filing Party:	Nebraska Merger Sub, Inc. and Hewlett Packard Enterprise Company
Form or Registration No.:	Schedule TO	Date Filed:	March 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Hewlett Packard Enterprise Company, a Delaware corporation (“Parent”), and Nebraska Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on March 17, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), at a price of $12.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated March 17, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

The Offer to Purchase and Item 6 of the Schedule TO are hereby amended as follows:

The information set forth in Section 12 — “Purpose of the Offer; Plans for Nimble Storage” of the Offer to Purchase is hereby amended and supplemented to add the following sentence at the end of the sixth paragraph of such section:

“During the negotiation process discussed in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Nimble Storage” of this Offer to Purchase and otherwise prior to the date of the Merger Agreement, none of Parent, Merger Sub or any of their representatives made any offers of post-merger employment to, or engaged in any negotiations or discussions of post-merger employment terms with, any of Nimble Storage’s directors, officers or other employees.”

Item 8.	Interest in the Securities of the Subject Company.

Regulation M-A Item 1008

The Offer to Purchase and Item 8 of the Schedule TO are hereby amended as follows:

The information set forth in Section 8 — “Certain Information Concerning Parent and Merger Sub” of the Offer to Purchase is hereby amended and supplemented to add the following sentences at the end of the ninth paragraph of such section:

“Mr. Andreessen does not have an executive or managerial role at Sequoia Technology Partners XII, L.P. or any of its affiliates. Mr. Andreessen did not discuss any possible transaction between Parent and Nimble Storage with any director or officer of Nimble Storage prior to the public announcement of the proposed transaction on March 7, 2017.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2017

NEBRASKA MERGER SUB, INC.

By:	/s/ Rishi Varma
Name:	Rishi Varma
Title:	President and Secretary

HEWLETT PACKARD ENTERPRISE COMPANY

By:	/s/ Rishi Varma
Name:	Rishi Varma
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 17, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)

Press Release of Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to

Exhibit 99.3 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).*

(a)(1)(F)

Blog Post by Antonio Neri, Executive Vice President and General Manager of the Enterprise Group, Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to Exhibit 99.4 to the Current Report on

Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).*

(a)(1)(G)	Investor Presentation of Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).*

(a)(1)(H)	Summary Advertisement as published in The New York Times on March 17, 2017.*

(a)(5)(A)	Class Action Complaint as filed March 21, 2017 (Huston v. Nimble Storage Inc., et. al., Case No. 3:17-cv-1533) (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 1 to the Schedule 14D-9 filed by Nimble Storage, Inc. with the Securities and Exchange Commission on March 23, 2017).*

(a)(5)(B)	Class Action Complaint as filed March 22, 2017 (Parshall v. Nimble Storage Inc., et. al., Case No. 3:17-cv-01538) (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 1 to the Schedule 14D-9 filed by Nimble Storage, Inc. with the Securities and Exchange Commission on March 23, 2017).*

(a)(5)(C)	Class Action Complaint as filed March 24, 2017 (Ettel v. Nimble Storage Inc., et. al., Case No. 5:17-cv-01599) (incorporated by reference to Exhibit (a)(5)(K) to Amendment No. 2 to the Schedule 14D-9 filed by Nimble Storage, Inc. with the Securities and Exchange Commission on March 27, 2017).*

(a)(5)(D)	Summons and Class Action Complaint as filed March 29, 2017 (Delman v. Hewlett Packard Enterprise Company, et al., Index. No. 54198/2017).*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2017, by and among Hewlett Packard Enterprise Company, Nimble Storage, Inc. and Nebraska Merger Sub, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(d)(2)	Tender and Support Agreement, dated as of March 6, 2017, by and among Hewlett Packard Enterprise Company, Nebraska Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(g)	None.

(h)	None.

*	Previously filed.